May 14, 2004

TO:	British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange
Securities and Exchange Commission

Dear Sirs:

RE:        Spur Ventures Inc. (the “Company”)

We confirm that the following material was sent by pre-paid mail on May 14, 2004 to all of the Company’s Registered Shareholders.

1.	Notice of Annual General and Extraordinary Meeting, Information Circular, Financial Statements and MD&A for the year ended December 31, 2003;
2.	Proxy;
3.	Supplemental Mailing List Card and envelope.

In compliance with regulations made under the Securities Act, we are providing this information to you.

Yours truly,

SPUR VENTURES INC.

“Lucy Ana Jacinto”

Lucy Ana Jacinto
Legal Assistant

>Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com